Exhibit 12

GENWORTH FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Three months ended March 31, 2005	Year ended
		December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Net earnings from continuing operations before income taxes and accounting changes	$484	$1,638	$1,382	$1,791	$1,821	$1,851
Fixed charges included in earnings from continuing operations:
Interest expense	72	217	140	124	126	126
Interest portion of rental expense	4	14	23	25	23	25
Interest credited to contractholders	340	1,432	1,624	1,645	1,620	1,456

Subtotal	416	1,663	1,787	1,794	1,769	1,607
Fixed charges included in earnings from discontinued operations:
Interest expense	—	—	12	16	15	17
Interest portion of rental expense	—	—	8	12	12	12
Interest credited to contractholders	—	—	68	79	51	41

Subtotal	—	—	88	107	78	70
Total fixed charges	416	1,663	1,875	1,901	1,847	1,677

Earnings available for fixed charges (including interest credited to contractholders)	$900	$3,301	$3,257	$3,692	$3,668	$3,528

Ratio of earnings to fixed charges (including interest credited to contractholders)(1)	2.16	1.98	1.74	1.94	1.99	2.10

(1)	For purposes of determining this ratio, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to contractholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.